Exhibit 99.1

Cardiome Closes Public Offering of 11,500,000 Common Shares

NASDAQ: CRME    TSX: COM

VANCOUVER, July 29, 2016 /CNW/ - Cardiome Pharma Corp. ("Cardiome" or the "Company") (NASDAQ: CRME / TSX: COM) announced today that it has closed its previously announced underwritten public offering (the "Offering") of 11,500,000 common shares from treasury, including the underwriters' full exercise of their option to purchase 1,500,000 additional shares, at a price to the public of US$3.00 per common share, for aggregate gross proceeds to the Company of US$34,500,000, before deducting the underwriting commission and estimated Offering expenses payable by the Company.

Leerink Partners LLC acted as the sole book-running manager in connection with the Offering. Canaccord Genuity, H.C. Wainwright & Co and Cormark Securities acted as co-managers.

Cardiome intends to use the net proceeds from the Offering for the in-licensing of dalbavancin, including for the upfront licensing fee pursuant to the exclusive license agreement with Allergan plc, and for milestone payments related to pricing reimbursements and launches. Any remaining net proceeds from the Offering will be used for general corporate purposes.

The securities described above were offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the Securities and Exchange Commission (the "SEC") on March 2, 2016 and were qualified for distribution in Canada by way of a final prospectus supplement to the Company's short form base shelf prospectus. A preliminary prospectus supplement and accompanying prospectus relating to the Offering, and a final prospectus supplement and accompanying prospectus relating to the Offering were filed with the SEC and are available for free on the SEC's website at http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus and the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by phone at 1-800-808-7525, ext. 6142, or by email at Syndicate@leerink.com. The common shares offered and sold pursuant to the Offering were only offered and sold by the underwriters in the United States.

The Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the NASDAQ.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM).

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to the Offering, including the intended use of proceeds of the Offering, our objectives and priorities for the remainder of 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: the closing of the Offering, general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for our products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and those factors discussed in the section "Risk Factors" in the final prospectus supplement of the Company filed in Canada in connection with the Offering, available on SEDAR at www.sedar.com and in the U.S. final prospectus supplement of the Company dated July 26, 2016 included in the registration statement on Form F-10 filed with the SEC. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 09:53e 29-JUL-16